UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 24, 2002

TRADER.COM N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation)	0-30676 (Commission File Number)	Not Applicable (IRS Employer Identification No.)

Overschiestraat 61
1062 XD Amsterdam,
The Netherlands
011-31-20-388-2105
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b)
under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2 (b): 82-____________.

TRADER.COM N.V.

FORM 6-K

Item 4. Changes in Registrant's Certifying Accountant

On May 23, 2002, the Supervisory Board of Trader.com N.V. ("the Company") and its Audit Committee decided to no longer engage KPMG SA ("KPMG") as the Company's independent public accountants and engaged PricewaterhouseCoopers N.V. ("PwC") to serve as the Company's independent public accountants for the fiscal year 2002. The appointment of PwC is subject to shareholder ratification at the Company's 2002 Annual General Meeting to be held on June 27, 2002.

KPMG's reports on the Company's consolidated financial statements for each of the years ended 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001, 2000 and 1999 and through the date hereof, there were no disagreements with KPMG on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K.

The Company provided KPMG with a copy of the foregoing disclosures. Attached as Exhibit 16 is a copy of KPMG's letter, dated May 24, 2002 stating its agreement with such statements.

During the years ended December 31, 2001 and 2000 and through the date hereof, the Company did not consult PwC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304 (a) (2) (i) and (ii) of Regulation S-K.

EXHIBITS

Item 7.	Financial Statements and Exhibits

(c) Exhibits

Exhibit 16	Letter from KPMG SA to the Securities and Exchange Commission dated May 24, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADER.COM N.V. (Registrant)

By:
Name: Mr. Francois Jallot
Title: CFO
Date : May 24, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit
16	Letter from KPMG SA to the Securities and Exchange Commission dated May 24, 2002